UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): May 1, 2021

MONTES ARCHIMEDES ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39597	85-1830874
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

724 Oak Grove Ave, Suite 130 Menlo Park, CA	94025
(Address of principal executive offices)	(Zip Code)

(650) 384-6558

Registrant’s telephone number, including area code

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-half of one warrant	MAACU	The Nasdaq Stock Market LLC
Shares of Class A common stock, $0.0001 par value, included as part of the units	MAAC	The Nasdaq Stock Market LLC
Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock, $0.0001 par value, at an exercise price of $11.50	MAACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement.

Business Combination Agreement

On May 1, 2021, Montes Archimedes Acquisition Corp., a Delaware corporation (“MAAC”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Roivant Sciences Ltd., a Bermuda exempted limited company (“Roivant”), and Rhine Merger Sub, Inc., a Delaware corporation (“Merger Sub”).

The Business Combination Agreement and the transactions contemplated thereby (collectively, the “Business Combination”) were approved by the boards of directors of each of MAAC, Roivant and Merger Sub, the requisite shareholders of Roivant and Roivant in its capacity as the sole stockholder of Merger Sub.

The Business Combination and Consideration

The Business Combination Agreement provides for, among other things, the following transactions: (i) Roivant’s bye-laws will be amended and restated, each outstanding share of Roivant will be subdivided (and in the case of certain non-voting shares of Roivant, converted) into common shares of Roivant (the “Roivant Common Shares”) based on a fixed exchange ratio of 2.9262 (the “Roivant Exchange Ratio”), and each outstanding equity award of Roivant will be subdivided and adjusted into comparable equity awards of Roivant, based on the Roivant Exchange Ratio (the steps contemplated by this clause (i), collectively, the “Pre-Closing Steps”); and (ii) Merger Sub will merge with and into MAAC, with MAAC surviving the merger as a wholly-owned subsidiary of Roivant (the “Merger”). At the effective time of the Merger (the “Effective Time”), (a) each outstanding share of MAAC Class A common stock and MAAC Class B common stock (other than treasury shares and any shares held by Patient Square Capital LLC, a Delaware limited liability company (the “MAAC Sponsor”), or its affiliates) will be exchanged for one Roivant Common Share, (b) each outstanding share of MAAC Class B common stock held by the MAAC Sponsor or its affiliates will be exchanged for a number of Roivant Common Shares based on an exchange ratio (the “MAAC Sponsor Exchange Ratio”), with a portion of such Roivant Common Shares issued to the MAAC Sponsor by virtue of the Merger being subject to the vesting and other terms and conditions set forth in the Sponsor Support Agreement (as more fully described in the section entitled “Sponsor Support Agreement” below), and (c) each outstanding warrant to purchase shares of MAAC Class A common stock will be converted into a comparable warrant to purchase Roivant Common Shares on the terms and subject to the conditions set forth in the Warrant Agreement, dated as of October 6, 2020, by and between MAAC and the Continental Stock Transfer & Trust Company. The MAAC Sponsor Exchange Ratio is 1.0, subject to reduction in an amount equal to one-half of the percentage of shares of MAAC Class A common stock redeemed in connection with the Business Combination (i.e., if 10% of the shares of MAAC Class A common stock are so redeemed, then the MAAC Sponsor Exchange Ratio will be equal to 0.95), provided that in no event will the MAAC Sponsor Exchange Ratio be less than 0.75.

The Business Combination is expected to close (the “Closing”) in the third quarter of 2021, subject to the required approvals by MAAC’s stockholders and the fulfillment of other closing conditions.

All Roivant Common Shares that are outstanding and held by Roivant equityholders immediately prior to the Closing (including Roivant Common Shares issued after the Closing upon the exercise or settlement of incentive equity awards that were held by Roivant equityholders immediately prior to the Closing) will be subject to restrictions on transfer for six months following the Closing, subject to customary exceptions. In addition, the MAAC Sponsor and certain Roivant equityholders have entered into Lock-Up Agreements and are subject to extended transfer restrictions (as more fully described in the section entitled “Lock-Up Agreements” below).

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type, including a covenant to use reasonable best efforts to consummate the Business Combination as promptly as reasonably practicable. Roivant has also agreed to take all actions within its power as may be necessary or appropriate such that, effective immediately after the Effective Time, the Roivant board of directors will be divided into three classes and consist of a total number of directors to be determined by Roivant (upon reasonable consultation with MAAC) prior to the Closing, with one director being designated by MAAC and the remaining directors being designated by Roivant. In addition, Roivant has agreed to adopt a post-closing equity incentive plan and may adopt a post-closing employee stock purchase plan, each as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligation of each of MAAC and Roivant to consummate the Business Combination is subject to certain closing conditions, including, but not limited to, (i) the absence of any order, law or other legal restraint or prohibition issued by any court of competent jurisdiction or other governmental entity of competent jurisdiction in the United States or any other jurisdiction in which Roivant conducts material operations or is otherwise material, in each case,  preventing the consummation of the Business Combination, (ii) the effectiveness of the Registration Statement on Form S-4 to be filed by Roivant in connection with the Business Combination (the “Registration Statement”) and in accordance with the provisions of the Securities Act of 1933, as amended (the “Securities Act”), registering the Roivant Common Shares to be issued in the Business Combination, (iii) the required approvals of MAAC’s stockholders, (iv) Roivant having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) remaining immediately after the Closing, and (v) the approval by the Nasdaq Capital Market of Roivant’s initial listing application in connection with the Business Combination.

The obligation of Roivant to consummate the Business Combination is also subject to, among other conditions, (i) the aggregate cash proceeds from MAAC’s trust account being no less than $210,000,000 (after deducting any amounts paid to MAAC stockholders that exercise their redemption rights in connection with the Business Combination) and (ii) there being no MAAC Material Adverse Effect (as defined in the Business Combination Agreement) that is continuing. The obligation of MAAC to consummate the Business Combination is also subject to, among other conditions, (a) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Notification and Report Form to be filed by the MAAC Sponsor as an acquiring person (as that term is defined by 16 C.F.R. 801.2) in connection with the Business Combination, (b) the consummation of the Pre-Closing Steps and (c) there being no Company Material Adverse Effect (as defined in the Business Combination Agreement) that is continuing.

Termination

The Business Combination Agreement may be terminated under certain customary circumstances prior to the Closing, including, but not limited to, (i) by mutual written consent of MAAC and Roivant, (ii) by MAAC, if the representations and warranties of Roivant or Merger Sub are not true and correct or if Roivant or Merger Sub fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by Roivant, if the representations and warranties of MAAC are not true and correct or if MAAC fails to perform any covenant or agreement set forth in the Business Combination Agreement such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenants or agreements, as applicable, are not cured or cannot be cured within certain specified time periods, (iv) by either MAAC or Roivant, if the Business Combination is not consummated by November 30, 2021, (v) by either MAAC or Roivant, if any governmental entity of competent jurisdiction shall have issued an order permanently enjoining or prohibiting the Business Combination and such order shall have become final and nonappealable, or (vi) by either MAAC or Roivant, if the required approvals of the MAAC stockholders are not obtained from the MAAC stockholders after the conclusion of a meeting of MAAC’s stockholders held for such purpose at which such stockholders voted on such approvals.

If the Business Combination Agreement is validly terminated, none of the parties to the Business Combination Agreement will have any liability or any further obligation under the Business Combination Agreement, except in the case of Willful Breach or Fraud (each as defined in the Business Combination Agreement) and for customary provisions and obligations that survive the termination thereof (such as confidentiality obligations).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, as specified therein. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties, including for the purpose of allocating risk among the parties rather than establishing matters as facts, and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly, and are subject to a contractual standard of materiality different from that generally applicable to stockholders. MAAC does not believe that these schedules contain information that is material to an investment decision.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, MAAC, the MAAC Sponsor, Roivant and each of James C. Momtazee, George Barrett, Stephen Oesterle and Maria C. Walker, each of whom is a member of MAAC’s board of directors and/or management (collectively, the “MAAC Insiders”), entered into the Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things: (i) the MAAC Sponsor and the MAAC Insiders have each reaffirmed his, her or its obligations in existing arrangements with MAAC to vote in favor of each of the proposals to be voted upon at the meeting of MAAC stockholders in connection with the Business Combination, including approval of the Business Combination Agreement and the transactions contemplated thereby; (ii) the MAAC Sponsor has waived any adjustment to the conversion ratio set forth in the governing documents of MAAC or any other anti-dilution or similar protection with respect to the shares of MAAC Class B common stock that may result from the transactions contemplated by the Business Combination; (iii) subject to, and conditioned upon, the occurrence of and effective as of, the Effective Time, the MAAC Sponsor and the MAAC Insiders have each agreed to terminate certain existing arrangements with MAAC, including existing registration rights and the existing lock-up obligations with respect to his, her or its shares of MAAC common stock; (iv) the MAAC Sponsor and the MAAC Insiders that hold Roivant Common Shares immediately following the Effective Time will be granted the right to include his, her or its Roivant Common Shares in a resale registration statement to be filed in connection with the transactions contemplated by the PIPE Subscription Agreements (as defined below) following the Effective Time; (v) the MAAC Sponsor, Roivant and MAAC have each agreed to certain covenants related to the expiration or termination of the waiting period under the HSR Act with respect to the issuance of Roivant Common Shares to the MAAC Sponsor in connection with the Business Combination; and (vi) subject to, and conditioned upon the occurrence of, and effective as of immediately after, the Effective Time, (a) twenty percent of the Roivant Common Shares issued to the MAAC Sponsor in respect of its shares of MAAC Class B common stock will be subject to the vesting conditions described below and the other restrictions set forth in the Sponsor Support Agreement (the “$15 Earn-Out Shares”) and (b) ten percent of the Roivant Common Shares issued to the MAAC Sponsor in respect of its shares of MAAC Class B common stock will be subject to the vesting conditions described below and the other restrictions set forth in the Sponsor Support Agreement (the “$20 Earn-Out Shares” and, together with the $15 Earn-Out Shares, the “Earn-Out Shares”).

The $15 Earn-Out Shares will vest if the closing price of the Roivant Common Shares is greater than or equal to $15.00 over any twenty out of thirty trading day period during the five year period following the Closing, and the $20 Earn-Out Shares will vest if the closing price of the Roivant Common Shares is greater than or equal to $20.00 over any twenty out of thirty trading day period during the five year period following the Closing. The five year vesting period described in the preceding sentence will, if a definitive purchase agreement with respect to a Sale (as defined in the Sponsor Support Agreement) is entered into on or prior to the end of such period, be extended to the earlier of one day after the consummation of such Sale and the termination of such definitive transaction agreement, and if a Sale occurs during such five year (or, as applicable, longer) vesting period, then all of the Earn-Out Shares unvested as of such time will automatically vest immediately prior to the consummation of such Sale. If any Earn-Out Shares have not vested on or prior to the end of the five year (or, as applicable, longer) vesting period, then such Earn-Out Shares will be forfeited.

A copy of the Sponsor Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference, and the foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference thereto.

PIPE Financing (Private Placement)

Concurrently with the execution of the Business Combination Agreement, MAAC and Roivant entered into subscription agreements (collectively, the “Subscription Agreements”) with certain institutional and accredited investors, pursuant to which such investors agreed to subscribe for and purchase, and MAAC agreed to issue and sell to such investors, prior to and substantially concurrently with the Closing, an aggregate of 20,000,000 shares of MAAC Class A common stock at a purchase price of $10.00 per share, for aggregate gross proceeds of $200,000,000 (the “PIPE Financing”). Each share of MAAC Class A common stock issued in the PIPE Financing will be converted into one Roivant Common Share in the Merger.

The closing of the PIPE Financing is subject to customary conditions for a financing of this nature, including the substantially concurrent consummation of the Business Combination. The Subscription Agreements provide that Roivant will grant the investors in the PIPE Financing certain customary registration rights with respect to their Roivant Common Shares following the Closing.

A copy of the form of Subscription Agreement is filed with this Current Report on Form 8-K as Exhibit 10.2 and is incorporated herein by reference, and the foregoing description of the Subscription Agreements is qualified in its entirety by reference thereto.

Transaction Support Agreements

Concurrently with the signing of the Business Combination Agreement, certain shareholders of Roivant entered into a Transaction Support Agreement (collectively, the “Transaction Support Agreements”) with MAAC and Roivant, pursuant to which such shareholders of Roivant have agreed to, among other things, certain covenants and agreements, to support, or that are otherwise related to, the Business Combination, including an agreement to terminate certain existing agreements between Roivant and such shareholders, an agreement to not transfer his, her or its Roivant shares prior to the Closing and, in the case of certain Roivant shareholders also participating in the PIPE Financing, certain covenants related to the expiration or termination of the waiting period under the HSR Act, to the extent applicable, with respect to the issuance of Roivant Common Shares to such shareholder in connection with the Business Combination.

A copy of the form of Transaction Support Agreement is filed with this Current Report on Form 8-K as Exhibit 10.3 and is incorporated herein by reference, and the foregoing description of the Transaction Support Agreements is qualified in its entirety by reference thereto.

Lock-Up Agreements

Concurrently with the signing of the Business Combination Agreement, Roivant, on the one hand, and the MAAC Sponsor and certain Roivant equityholders, on the other hand, entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, among other things, the MAAC Sponsor and such Roivant equityholders have agreed not to, subject to, and conditioned upon the effectiveness of, the Closing, effect any sale or distribution of the Roivant Common Shares (including those underlying incentive equity awards) held by such equityholders as of immediately following the Closing during the applicable lock-up period, subject to customary exceptions. The lock-up period applicable to Roivant Common Shares held by the MAAC Sponsor will be (i) with respect to 25% of the Roivant Common Shares held by the MAAC Sponsor, six months following the Closing, (ii) with respect to an additional 25% of the Roivant Common Shares held by the MAAC Sponsor, the earlier of twelve months following the achievement of certain price-based vesting restrictions or six years from the Closing and (iii) with respect to 50% of the Roivant Common Shares held by the MAAC Sponsor, thirty-six months following the Closing. The Roivant warrants and the Roivant Common Shares underlying warrants held by the MAAC Sponsor as of immediately following the Closing will be subject to a corresponding lock-up period for (i) with respect to 25% of such warrants held by the MAAC Sponsor, six months from the Closing, (ii) with respect to an additional 25% of such warrants held by the MAAC Sponsor, twelve months from Closing and (iii) with respect to 50% of such warrants held by the MAAC Sponsor, thirty-six months from the Closing. The lock-up period applicable to Roivant Common Shares (including those underlying incentive equity awards) held by certain Roivant equityholders will be (i) with respect to 25% of the Roivant Common Shares (including those underlying incentive equity awards) held by such Roivant equityholders, six months following the Closing, (ii) with respect to an additional of the Roivant Common Shares (including those underlying incentive equity awards) held by such Roivant equityholders, twelve months following the Closing and (iii) with respect to 50% of the Roivant Common Shares (including those underlying incentive equity awards) held by such Roivant equityholders, thirty-six months following the Closing.

A copy of the form of Lock-Up Agreement is filed with this Current Report on Form 8-K as Exhibit 10.4 and is incorporated herein by reference, and the foregoing description of the Lock-Up Agreements is qualified in its entirety by reference thereto.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of MAAC Class A common stock to be offered and sold in connection with the PIPE Financing and the Roivant Common Shares into which such shares of MAAC Class A Common Stock are converted into in the Merger have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) thereof.

Item 7.01	Regulation FD Disclosure.

On May 3, 2021, MAAC and Roivant issued a press release announcing their entry into the Business Combination Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Furnished as Exhibits 99.2 and 99.3 hereto and incorporated into this Item 7.01 by reference is the investor presentation that MAAC and Roivant have prepared for use in connection with the announcement of the Business Combination and a transcript of the investor presentation.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the Business Combination, Roivant will file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) that will include a prospectus with respect to Roivant’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of MAAC to vote on the Business Combination. Stockholders of MAAC and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about MAAC, Roivant and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of MAAC as of a record date to be established for voting on the Business Combination. Once available, stockholders of MAAC will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Avenue, Suite 130, Menlo Park, California. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

MAAC, Roivant and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this communication under the rules of the SEC. Information about the directors and executive officers of MAAC and their ownership is set forth in MAAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings, including on Form 10-Q and Form 4, all of which are or will be available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Montes Archimedes Acquisition Corp., 724 Oak Grove Avenue, Suite 130, Menlo Park, California. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the MAAC stockholders in connection with the Business Combination will be set forth in the Registration Statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of MAAC and Roivant believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of MAAC and Roivant caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the Business Combination, which is expected to be filed by Roivant with the SEC and other documents filed by MAAC or Roivant from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither MAAC nor Roivant can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the Business Combination due to the failure to obtain approval from MAAC’s stockholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement, the ability to recognize the anticipated benefits of the Business Combination, the amount of redemption requests made by MAAC’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the Registration Statement on Form S-4 to be filed by Roivant with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of MAAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by MAAC, Roivant, their respective directors, officers or employees or any other person that MAAC and Roivant will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of MAAC and Roivant as of the date of this communication. Subsequent events and developments may cause that view to change. However, while MAAC and Roivant may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of MAAC or Roivant as of any date subsequent to the date of this communication.

Disclaimer

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of MAAC or Roivant, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of May 1, 2021, by and among Montes Archimedes Acquisition Corp, Roivant Sciences Ltd. and Rhine Merger Sub, Inc.
10.1†	Sponsor Support Agreement, dated as of May 1, 2021, by and among Patient Square Capital LLC, Montes Archimedes Acquisition Corp, Roivant Sciences Ltd. and certain other persons party thereto
10.2	Form of Subscription Agreement
10.3	Form of Transaction Support Agreement
10.4†	Form of Lock-Up Agreement
99.1	Press Release, dated May 3, 2021
99.2	Investor Presentation, dated May 2021
99.3	Transcript of Investor Presentation

†	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 3, 2021	MONTES ARCHIMEDES ACQUISITION CORP.

	By:	/s/ Maria C. Walker
	Name:	Maria C. Walker
	Title:	Chief Financial Officer